Exhibit 99.1
Agreement Regarding Disclosure of Long-Term Debt Instruments
     In reliance upon Item 601(b)(4)(iii)(A) of Regulation S-K, Nationwide Health Properties, Inc. a Maryland corporation (the “Company”), has not filed as an exhibit to its Annual Report on Form 10-K for the period ended December 31, 2010, any instrument with respect to long-term debt not being registered where the total amount of securities authorized thereunder does not exceed ten percent of the total assets of the Company and its subsidiaries on a consolidated basis. Pursuant to Item 601(b) (4) (iii) (A) of Regulation S-K, the Company hereby agrees to furnish a copy of any such agreement to the Securities and Exchange Commission upon request.

NATIONWIDE HEALTH PROPERTIES, INC.

By:	/s/ Abdo H. Khoury
Abdo H. Khoury
Executive Vice President and Chief
Financial and Portfolio Officer

February 28, 2011